As filed with the Securities and Exchange Commission on June 26, 2020.

1934 Act File No. 1-10882

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of

the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

TRANSAMERICA 401 (K) RETIREMENT SAVINGS PLAN

6400 C STREET

CEDAR RAPIDS, IOWA 52499

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

AEGON N.V.

AEGONplein 50

PO BOX 85

2501 CB The Hague

The Netherlands

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

FINANCIAL STATEMENTS

Because the Transamerica 401(k) Retirement Savings Plan (the “Plan”) is subject to ERISA, the Plan’s financial statements and schedules filed as part of this Annual Report have been prepared in accordance with the financial reporting requirements of ERISA.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Transamerica 401(k) Retirement Savings Plan

Year Ended December 31, 2019

With Report of Independent Registered Public Accounting Firm

TRANSAMERICA 401(k) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Year Ended December 31, 2019

*

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Transamerica 401(k) Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Transamerica 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2019 and 2018 and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Chicago, IL
June 26, 2020 We have served as the Plan’s auditor since 2014.

TRANSAMERICA 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
(dollars in thousands)	2019	2018

Assets

Investments at fair value	$1,544,191	$1,278,757

Insurance contract at contract value	453,474	436,899

Notes receivable from participants	23,301	23,917

Net assets available for benefits	$2,020,966	$1,739,573

See Notes to Financial Statements.

TRANSAMERICA 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

Year Ended December 31, 2019

(Dollars in thousands)

Changes in net assets attributed to
Investment income (loss)
Net appreciation in fair value of investments	$290,610
Dividends and interest	32,465

Total investment income (loss)	323,075
Interest income on notes receivable from participants	1,069
Contributions:
Employer	22,140
Participants	62,314
Rollovers	13,644

Total contributions	98,098
Benefits paid to participants	(140,826)
Other expenses	(23)

Change in net assets	281,393

Net assets available for benefits at beginning of year	1,739,573

Net assets available for benefits at end of year	$2,020,966

See Notes to Financial Statements.

TRANSAMERICA 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in thousands)

1. Description of Plan

The following description of the Transamerica 401(k) Retirement Savings Plan (the “Plan”), provides only general information. Participants should refer to the Plan’s Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all U.S. employees of affiliates (within the meaning of Sections 414(b) and 414(c) of the Internal Revenue Code (the “Code”)) of Transamerica Corporation (the “Company”, “Plan Administrator”). The Company is an indirect wholly-owned subsidiary of Aegon N.V., a limited liability share company organized under Dutch law. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and Section 401(a) of the Code.

Eligibility

Each eligible employee classified as a regular, full or part-time employee is immediately eligible to participate in the Plan. Each eligible employee classified as a Transamerica Agency Network Employee, intern, temporary employee, or on-call employee is eligible to participate as of the entry date that coincides with or next follows the completion of six months of continuous service. Alternatively, an employee may participate in the Plan if the employee works at least 1,000 hours during either the employee’s initial 12-month period of service or any plan year.

Plan Amendments

Effective July 7, 2019, the Company amended the Plan to fully vest all Participants who had a termination of employment as a result of their employment transitioning to Long Term Care Group, Inc. or any of its controlled group members. On February 27, 2018, the Company amended the Plan to include “intern” as an employee classification.

Contributions and Transfers of Net Assets from Other Plans

Participants generally may contribute up to 100% of annual compensation to the Plan, subject to certain limits. Participants make deferral contribution elections by accessing their account on-line or contacting Transamerica Retirement Solutions (“TRS”). The Plan automatically enrolls Participants, not including Transamerica Agency Network Employees, who have not made an affirmative contribution election at a deferral rate of 3%, 30 days following the date they become eligible to participate. The deferral rate of automatically enrolled participants is automatically increased by 1% each year to a maximum of 10%. Participants may change their deferral rate or opt out of the Plan at any time. Subject to the consent of the Plan Administrator, participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.

The employer matches 100% of participant contributions up to 3% of their eligible compensation per pay period. Participants may direct the investment of their contributions into any of the Plan’s investment options.

The Plan accepts transfers of net assets from the Transamerica Pension Plan and other qualified plans at fair value at the date of transfer.

Participant Accounts

Participant’s accounts may consist of (a) participant contributions; (b) employer contributions; (c) rollover contributions; (d) transfers from other plans; (e) loans; and (f) earnings (losses) on investments less any partial distributions from the Plan.

The Plan allocates employer and participant contributions to participants’ accounts each scheduled pay day. The Plan allocates investment income (loss) to participants’ accounts daily based on their investment in each fund.

Participants have the right to direct the investments within their plan accounts. They may allocate their investments among a variety of investment options. Participants may change their future investment designations at their discretion. In addition, participants may transfer their existing balances to other funds. The Company uses TRS automated allocation and rebalancing service, PortfolioExpress, as the Plan’s Qualified Default Investment Alternative (“QDIA”). Accounts of participants who do not affirmatively elect investment options for their account will be invested in an asset allocation mix assuming a “moderate” risk preference and retirement at age 65. Participants may elect out of the QDIA at any time.

Vesting

The Plan fully vests participants’ before tax and Roth contributions at all times. Participants vest in employer contributions according to a four-year graded vesting schedule. The Plan uses forfeited amounts to reduce employer contributions. Forfeitures of $1,072 and $406 were used to reduce employer contributions for the years ended December 31, 2019 and 2018, respectively. Additionally, unallocated forfeitures of $12 and $41 were available at December 31, 2019 and 2018, respectively, to replace future employer contributions.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. Upon termination of the Plan, each participant becomes fully vested and will receive the participant’s account balance.

Payment of Benefits

The accrued benefit of a Plan participant equals the value of the participant’s vested account as of the day the Plan disburses the funds. Participants or their beneficiaries may elect to receive their benefits in the form of a joint and survivor annuity, lump sum, or in monthly, quarterly, semiannual, or annual payments. The Plan, within limitations, also permits partial distributions of account balances. Hardship withdrawals are permitted as outlined in the Plan Document.

Participant Loans

Participants may borrow from their accounts in increments of $1 up to a maximum equal to the lesser of 1) $50 reduced by the excess of the highest outstanding loan balance during the preceding 12-month period over the outstanding loan balance on the day of the loan or 2) 50% of their vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. A participant may not have more than two loans outstanding at any point in time. The loans bear interest at a rate commensurate with local prevailing rates at the date of issuance as determined quarterly by the Plan Administrator. Principal and interest is paid ratably through payroll deductions. If a participant terminates employment with the Company, the participant may continue to make loan payments through a pre-authorized check agreement. If the loan is not repaid in accordance with the terms of the Plan, a participant will have a period of three months following the end of the calendar quarter in which the participant terminates employment or ceases making payments to repay the outstanding principal loan balance. At December 31, 2019 and 2018, the interest rate range for outstanding participant loans ranged from 3.25% to 9.25% with maturity extending through 2039 and 3.25% to 10.46% with maturity through 2038, respectively.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Financial Statements are prepared on an accrual basis of accounting, in conformity with United States generally accepted accounting principles (“US GAAP”).

Use of Estimates

The preparation of Financial Statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts in the Financial Statements and accompanying notes. Actual results could differ from those estimates.

Current Accounting Guidance

There were no new accounting pronouncements applicable for the annual reporting period ended December 31, 2019.

Future Accounting Guidance

Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement

In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-13, Fair Value Measurement (Topic 820). The amendments in this Update improve the effectiveness of disclosures about fair value measurements required under Accounting Standards Codification (“ASC”) 820 for recurring and nonrecurring fair value measurements by removing, modifying, and adding certain disclosures. The amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2019. Early adoption is permitted. The Plan is evaluating the impact that adoption of this Update will have on its Financial Statements.

Investments

The Plan’s investments consist of pooled separate accounts, a self-directed brokerage account, a common collective trust, mutual funds, and Aegon N.V. common stock, which are reported at estimated fair value. The investment in the pooled separate accounts is comprised of investments in the separate accounts of Transamerica Financial Life Insurance Company (“TFLIC”). The investment in the common collective trust is in a TRS Collective Trust. TFLIC and TRS are affiliates of the Company within the meaning of Sections 414(b) and 414(c) of the Code. The self-directed brokerage account investment is referred to as the Personal Choice Retirement Accounts (“PCRA”). The Plan also invests in a fully benefit-responsive Guaranteed Income Contract (“GIC”) with TFLIC, which is accounted for at contract value.

TFLIC Separate Accounts

The TFLIC Separate Accounts represent contributions invested primarily in domestic and international common stocks, mutual funds or collective trusts, and high quality short to intermediate term debt securities. The Plan values the TFLIC Separate Accounts at the net asset value (“NAV”) of each fund. The NAV is equal to the total value of all the securities in each fund’s portfolio, less any liabilities. TFLIC computes the Separate Account’s NAV once a day based on the closing market prices of the underlying securities on the New York Stock Exchange (“NYSE”) on each valuation date.

Personal Choice Retirement Accounts (“PCRA”)

The PCRA is a self-directed brokerage account that is comprised of investments such as common stock, mutual funds, unit trusts, money markets and other investments. The fair value of equity securities, mutual funds, U.S. Treasuries and unit trusts are valued at Level 1 based on quoted prices in active markets provided by various third party pricing services. The other investments are classified as Level 2 based on trading frequency or other observable inputs information provided by third party pricing services. Purchases and sales are recorded on a trade-date basis.

Common Collective Trust, Mutual Funds, and Aegon N.V. Common Stock Fund

The TRS Collective Trust, mutual funds, and Aegon N.V. common stock fund represent contributions invested primarily in domestic and international common stocks, including that of the Company’s indirect parent, mutual funds or collective trusts. Common Stock Fund consists of cash equivalents and common stock shares. The cash equivalents consists of short-term investments with original maturities of three months or less. Cash equivalents are primarily valued at amortized cost, which approximates fair value. The Plan values the TRS Collective Trust at the NAV as a practical expedient, whereas the mutual funds are valued at NAV (announced by the investment advisor daily) not as a practical expedient and Aegon N.V. Common Stock Fund is valued based on the closing market prices of the underlying securities on the NYSE on each valuation date. Dividend income attributable to Aegon N.V. common stock is accrued on the ex-dividend date. Purchases and sales of investments in all of these funds are recorded on a trade-date basis.

Guaranteed Investment Contract (“GIC”)

The Plan invests in a fully benefit-responsive GIC with TFLIC, where TFLIC maintains the contributions in a general account (“Stable Fund”). TFLIC credits the account with participant contributions and earnings and charges the account for participant withdrawals and administrative expenses. The GIC issuer contractually must repay the principal and a specified interest rate that the issuer guarantees to the Plan.

The Stable Fund consists of stable fund segments based on the date the Stable Fund receives contributions. TFLIC establishes a guaranteed rate of interest for each segment and credits a rate of interest at least equal to the guaranteed rate for that Stable Fund segment until the Stable Fund segment maturity date. On the Stable Fund segment maturity date the guaranteed rate of interest for that Stable Fund segment will expire. Stable Fund segments mature at the end of each calendar year. Upon written notice TFLIC will transfer the amount in that Stable Fund segment to any of the investment funds maintained under the contract. If TFLIC does not receive written notice from the contract holder prior to the Stable Fund segment maturity date, TFLIC will automatically transfer the amount in the Stable Fund segment to a successor Stable Fund segment. Quarterly, TFLIC declares an interest rate for the Stable Fund segment established for contributions received during the quarter and guarantees the interest rate until the end of the calendar year. At the end of the year, the Stable Fund combines the quarterly segments into one segment for that year. Annually, TFLIC declares an interest rate for the Stable Fund segments for each prior year that still has a balance.

The average yields for the Stable Fund are as follows:

	2019	2018
Based on actual earnings	3.92%	3.99%
Based on average interest rate credited to participants	3.95%	4.05%

The GIC is reported at contract value because it meets the criteria of a fully benefit-responsive contract. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Transfers from the Stable Fund elected by the Plan are subject to a market value adjustment. However, transfers from the Stable Fund at a Stable Fund segment maturity date will not be subject to a market value adjustment.

Certain events may limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) the Plan no longer constituting a tax qualified plan according to Section 401(a) or 404(a) of the Code; (2) TFLIC determining that it can no longer continue to provide benefits under the contract because of a change in the Plan; (3) TFLIC does not receive deposits as described in the contract for three consecutive contract years; (4) TFLIC receives direction from the Plan to transfer assets outside of the contract, and such outside fund or funding vehicle is not available under the entities listed in the attachment to the contract; (5) deposits are made to any fund that is not included in the contract or is not available under the entities listed in the attachment to the contract; (6) TFLIC is informed that TRS has received, or has given, notice that TRS will no longer be providing services to the Plan; or (7) in the opinion of TFLIC, the Plan violates any provision of the contract. The Company does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

Either the Plan or TFLIC may suspend the contract by giving written notice. Upon receipt of such written notice, the contract is immediately suspended. TFLIC is not permitted to pay or transfer the value of the contract, without consent from the Plan, prior to the scheduled maturity date. Upon suspension of the contract the Plan shall elect, prior to the date of transfer, one of two options regarding payment of the value of the Stable Fund:

(a)	TFLIC will pay the value of each Stable Fund segment on each applicable Stable Fund segment maturity date.

(b)	TFLIC will pay the balance of the Stable Fund to the contract holder or designated payee in a single sum. Any such payment may be subject to a market value adjustment.

Notes Receivable from Participants

The Plan provides for loans to active participants as notes receivable. The Plan treats the loans as a participant directed investment of the participant’s account. The borrowing participant’s account shares in the interest paid on the note and bears any expense or loss incurred because of the loan. The notes bear interest at a rate established at the time the Plan makes the loan.

Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance and accrued interest will be treated as a distribution from the participant’s Plan accounts.

Payment of Benefits

Benefit payments are recorded when paid.

In January 2018, the Company entered into a multi-year administration arrangement with an outside third-party. As part of this arrangement, 1,980 of the 17,012 total Plan participants, who held account balances of $115,611, in aggregate as of the transition date, were involuntarily terminated. In accordance with the Plan Document dated January 1, 2014, this was deemed to be a Partial Plan Termination and the participants were considered 100% vested.

Subsequent Events

The Financial Statements are adjusted to reflect events that occurred between the Statement of Net Assets Available for Benefits date and the date when the Financial Statements are issued, provided they give evidence of conditions that existed at the Statement of Net Assets Available for Benefits date. Events that are indicative of conditions that arose after the Statement of Net Assets Available for Benefits date are disclosed, but do not result in an adjustment of the Financial Statements themselves.

In January 2020, an outbreak of a novel strain of coronavirus (“COVID-19”) emerged globally. Global financial markets have experienced and may continue to experience significant volatility resulting from the spread of COVID-19. The extent of the impact of COVID-19 on the Plan’s net asset available for benefits, contributions and obligations will depend on future developments, including the duration and continue spread of the outbreak.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into federal law. The CARES Act enables employers to make certain options available to their employees. The Company will amend the Plan effective in 2020 to provide for distribution and loan relief under the CARES Act. In addition, an amendment will be made to reflect a change in the Qualified Default Investment Alternative to target date funds, to replace some investments options and to add new investments options, all to be effective January 31, 2020.

No other subsequent events have been identified that require disclosure or adjustment to the Financial Statements.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities have various risks, such as interest rate, market, and credit risks, including a concentration of investment in a single entity risk. Due to the level of risk associated with certain investment securities, it is at least reasonably certain that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

3. Fair Value Measurements and Fair Value Hierarchy

Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a three-level fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Plan has categorized its financial instruments into the three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the Plan bases the category level on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets recorded at fair value on the Statements of Net Assets Available for Benefits are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset. Level 2 inputs include the following:

a)	Quoted prices for similar assets in active markets

b)	Quoted prices for identical or similar assets in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Both observable and unobservable inputs may be used to determine the fair value of positions classified in Level 3. The circumstances for using unobservable measurements includes those in which there is little, if any, market activity for the assets. Therefore, the Plan must make assumptions about inputs that a hypothetical market participant would use to value the assets.

The following tables present the Plan’s hierarchy for its assets measured at fair value on a recurring basis at December 31, 2019 and 2018:

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Common stock fund (a)	$33,778	$786	$—	$34,564
Mutual funds (b)	590,919	—	—	590,919
Self-directed brokerage account (c)	67,645	10,212	—	77,857
Investments measured at NAV (d)	—	—	—	840,851

Total assets	$692,342	$10,998	$—	$1,544,191

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets
Common stock fund (a)	$33,917	$1,052	$—	$34,969
Mutual funds (b)	463,367	—	—	463,367
Self-directed brokerage account (c)	54,396	9,352	—	63,748
Investments measured at NAV (d)	—	—	—	716,673

Total assets	$551,680	$10,404	$—	$1,278,757

(a)

The fair value of the assets of the Common stock fund is determined using quoted prices in active markets for Aegon N.V. common shares and is classified as Level 1. Cash equivalents including short-term investments are carried at amortized cost, which approximates fair value, and are classified as Level 2, unless the cash equivalent received a vendor price at which point it is classified as Level 1.

(b)	Mutual funds are valued based on NAV provided by the fund managers, whose NAV’s are quoted in an active market and therefore considered Level 1.
(c)

In accordance with ASU No. 2015-12 Subtopic 962-325, investments measured using fair value in the Statement of Net Assets Available for Benefits or in the notes shall be presented by general type. Self-directed brokerage accounts are considered a general type and are presented as one line item for both December 31, 2019 and 2018. The fair value of assets determined using identical assets in an active market are classified as Level 1. Assets carried at amortized cost, which approximates fair value, are classified as Level 2.

(d)

Amounts are comprised of certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient and have not been classified in the fair value hierarchy in accordance with Subtopic 820-10. NAV is provided by the fund managers, is not quoted in an active market and these investments do not have lockup periods.

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Investments measured at NAV
Common Collective Trust	$20,744	None	Daily	None
TFLIC Separate Accounts	820,107	None	Daily	None

Total investments measured at NAV	$840,851

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Investments measured at NAV
Common Collective Trust	$15,285	None	Daily	None
TFLIC Separate Accounts	701,388	None	Daily	None

Total investments measured at NAV	$716,673

The Plan recognizes transfers between levels at the beginning of the year. During 2019 and 2018, there were no transfers between Levels 1 and 2.

4. Income Tax

The Plan received a favorable determination letter (December 11, 2013) from the Internal Revenue Service (“IRS”) stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. In connection with this determination by the IRS, the Company amended and restated the Plan. Once qualified, the Plan must operate in conformity with the provisions of the Plan and the Code to maintain its qualification. The Plan Administrator has indicated that it will take necessary steps to bring any Plan operational defect, if any, into compliance with the Code. The Plan has been amended subsequent to receiving the favorable determination letter. However, the Plan Administrator believes that the Plan, as amended and restated, remains qualified and the related trust remains tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The Plan recognizes the Financial Statement effects of a tax position when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Financial Statements and does not believe this position will change in the next twelve months. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Section 6501 of the Code imposes a three year limitations period on assessment of additional taxes. As a result, the Plan is no longer subject to income tax examinations for tax years prior to 2016.

5. Parties-in-Interest Transactions

The Company and its affiliate, TRS, provide all administrative services at no charge to the Plan. The Company does not determine the cost of its services.

The Plan invests in shares of Aegon N.V. common stock and at December 31, 2019 and 2018, the Plan held 7,456,495 and 7,293,953 shares with a cost basis of $88,730 and $92,054, respectively. During the year ended December 31, 2019, the Plan recorded dividend income from Aegon N.V. common stock of $2,358. During the year ended December 31, 2019, there were $3,373 of purchases and $5,431 of sales of Aegon N.V. common stock.

At December 31, 2019 and 2018, the Plan had invested $820,107 and $701,388, respectively in TFLIC Separate Accounts, $20,744 and $15,285, respectively in the TRS Collective Trust and $453,474 and $436,899, respectively in the Stable Fund and $33,778 and $33,917, respectively in Aegon stock. During the year ended December 31, 2019, there were $85,480 of purchases and $124,471 of sales of TFLIC Separate Accounts, $5,655 of purchases and $4,561 of sales of the TRS Collective Trust and $99,522 of purchases and $82,920 of sales of the Stable Fund.

These investment transactions involving funds administered by Wells Fargo Bank N. A. and State Bank and Trust Company as custodians of the Plan are considered party-in-interest transactions. These transactions, based on customary and reasonable rates, are not, however, considered prohibited transactions under Section 401(b) of ERISA and the regulations promulgated thereunder.

The net appreciation in fair value of investments reflected on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019 for Aegon N.V. common stock, TFLIC Separate Accounts, and TRS Collective Trust were ($729), $157,833, and $4,365, respectively. Interest reflected on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019 for the Stable Fund was $17,472. Notes receivable from participants are considered parties-in-interest transactions.

SUPPLEMENTAL SCHEDULE

TRANSAMERICA 401(k) RETIREMENT SAVINGS PLAN

EIN 42-1310237 PLAN NO. 003

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

As of December 31, 2019

(Dollars in thousands)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost		Current Value
Unallocated insurance contract - general account	Deposits in unallocated contracts in general account of insurance company
Transamerica Financial Life Insurance Company *	Stable Fund			$453,474
Separate Accounts of insurance company	Deposits in unallocated contracts in Separate Accounts of insurance company
Transamerica Financial Life Insurance Company *	Mid-Value Fund	*	*	61,172
Transamerica Financial Life Insurance Company *	Large Growth Fund	*	*	253,107
Transamerica Financial Life Insurance Company *	Core Bond Fund	*	*	99,681
Transamerica Financial Life Insurance Company *	Large Value Fund	*	*	139,318
Transamerica Financial Life Insurance Company *	International Equity Fund	*	*	58,025
Transamerica Financial Life Insurance Company *	High Quality Bond Fund	*	*	39,048
Transamerica Financial Life Insurance Company *	Large Core Fund	*	*	80,503
Transamerica Financial Life Insurance Company *	High Yield Bond Fund	*	*	45,221
Transamerica Financial Life Insurance Company *	Small Core Fund	*	*	44,032

Total Separate Accounts of insurance company				820,107
Collective Trust
Transamerica Retirement Solutions*	Shares of collective trust - Real Estate Fund	*	*	20,744
Common Stock Fund
Aegon N.V. *	Shares of common stock - 7,456,495	*	*	33,778
Managed by Wells Fargo Institutional Retirement and Trust*	Short-term investment fund	*	*	786

TRANSAMERICA 401(k) RETIREMENT SAVINGS PLAN

EIN 42-1310237 PLAN NO. 003

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR) (continued)

As of December 31, 2019

(Dollars in thousands)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost		Current Value
Mutual funds
International stock fund - Oppenheimer	Oppenheimer Developing Markets Fund	*	*	23,489
Domestic stock fund - Goldman Sachs	Goldman Sachs Growth Opportunities Fund	*	*	35,176
Domestic stock fund - Vanguard	Vanguard Instl Index Instl Plus	*	*	350,921
Domestic stock fund - Vanguard	Vanguard Total International Stock Index Instl	*	*	47,917
Domestic stock fund - Vanguard	Vanguard Total Bond Market Index Instl	*	*	30,634
Domestic stock fund - Vanguard	Vanguard Small Cap Index Instl	*	*	68,096
Domestic stock fund - Vanguard	Vanguard Inflation Protected Secs Instl	*	*	34,686

Total mutual funds				590,919
Other
Personal choice retirement account	Self-directed brokerage account	*	*	77,857
Notes receivable from participants*	Loans to participants with maturities through 2039 and interest rates ranging from 3.25% to 9.25%			23,301

Total investments				$2,020,966

*	Indicates parties-in-interest to the Plan
**	Not required for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

TRANSAMERICA 401(K) RETIREMENT SAVINGS PLAN

By:	/s/ C. Michiel van Katwijk
C. Michiel van Katwijk
Executive Vice President, Chief Financial Officer
and Treasurer of Transamerica Corporation

June 26, 2020